Clarification of the news report regarding cash dividends NT$60 billion to be distributed to retrieve the investors’ confidence

Date of events: 2014/03/01

Contents:

1.	Date of occurrence of the event: 2014/03/01

2.	Company name: Chunghwa Telecom Co., Ltd.

3.	Relationship to the Company (please enter ”head office” or ”subsidiaries”): head office

4.	Reciprocal shareholding ratios: N.A.

5.	Name of the reporting media: Economic Daily News

6.	Content of the report: The market expects that CHT may increase the cash dividend and the special dividend distributed from capital surplus. The payout ratio will be over 90%, may nearly 100%. The total cash return per share is expected to be starting from NT$4.6, and may greater than NT$5.14.

7.	Cause of occurrence: None.

8.	Countermeasures: None.

9.	Any other matters that need to be specified: The dividend to be distributed year 2013 is still under consideration internally, and will be announced upon the resolution of the Board of Directors, and does not have any comments on the market rumor or media report.